3B 4/4 [handwritten]



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123. Expires: February 28, [illegible] Estimated average burden Hours per response. . . . . 12.00.

SEC Mail Processing Section
FEB 29 2012
Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- **24841**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2011** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southampton Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Whitehall St, 6th Floor
(No. and Street)

New York	**NY**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Fred **212-380-5186**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Ste 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Paul Fred**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Southampton Investment Services, Inc., as

of **December 31**, 20 **11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHAMPTON INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2011

SOUTHAMPTON INVESTMENT SERVICES, INC.

DECEMBER 31, 2011

INDEX

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Southampton Investment Services, Inc.
New York, New York

We have audited the accompanying statement of assets, liabilities and stockholder's equity of Southampton Investment Services, Inc. (the "Company") as of December 31, 2011, and the related statements of revenues and expenses, changes in stockholder's equity and cash flows for the years ended December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southampton Investment Services, Inc, as of December 31, 2011 and the results of its operations and its cash flows for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MaloneBailey, LLP

February 27, 2012

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

SOUTHAMPTON INVESTMENTS SERVICES, INC

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDER'S EQUITY

DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	16,121
TOTAL ASSETS	$	16,121
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable & Accrued Expenses	$	5,570
TOTAL LIABILITIES		5,570
Commitments and contingent liabilities		-
Stockholder's equity		
Common stock, par value $0.00, 20,000 shares authorized, issued and outstanding		
Paid-in capital		29,156
Deficit		(18,605)
Total Stockholders' Equity		10,551
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	16,121

The accompanying notes are an integral part of these audited financial statements.

SOUTHAMPTON INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Southampton Investment Services, Inc. (an S-Corporation) (the "Company") was incorporated in the State of Pennsylvania on April 15, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority (FINRA).

Nature of Business

The Company earns commission income by introducing and forwarding as a broker, transaction and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis, and by participating in private placements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided. Related expenses are recorded when incurred.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and may exceed the $250,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally, reported as collateralized, financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – NET CAPITAL

The Company is a member firm of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $10,551 at December 31, 2011 which exceeded the regulatory requirement of $5,000 by $5,551. The ratio of aggregate indebtedness to net capital was 0.5279 to 1 at December 31, 2011.

NOTE 4 – PROVISON FOR INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. There is no difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's expense for 2011. Prior to the acquisition of Southampton by North Star Brokerage, LLC in January 2010, Southampton Investment Services Inc. was an S Corporation, with pass-through taxation of a partnership. The acquisition of Southampton Investment Services by North Star Brokerage, LLC turned Southampton Investment Services into a single member S-Corporation, which by default changes its tax status to a C Corporation. Subsequent to the acquisition, the Company had taxable losses that resulted in an insignificant net operating loss carryforward and no deferred tax asset has been recognized.

NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company is 100% owned by North Star Brokerage, LLC. During 2011, the Company paid $20,010 to North Star Brokerage, LLC.